

June 8, 2010

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
515 W. Greens Road, Suite 1200
Houston, Texas 77067

> **Re:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated May 24, 2010**
> **File No. 001-32657**

Dear Mr. Isenberg:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note your response to our prior comment one and reissue this comment in part. Please disclose the applicable policy limits related to your insurance coverage.

2.   We note your statement in your response letter regarding your risk factor disclosure that you seek to mitigate risk by taking certain actions. Please eliminate this mitigating language and any other statement that mitigates the risk you present.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director